                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Affymetrix Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00826T 10 8
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                                 (CUSIP Number)


                        Donald F. Parman, GlaxoSmithKline
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 15, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on February 16, 1999, and subsequent amendments electronically filed with the Commission on August 11, 1999, May 5, 1999, November 3, 2000, December 15, 2000 and June 22, 2001.

The undersigned hereby amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 00826T 10 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GlaxoSmithKline plc

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         England and Wales

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                7   SOLE VOTING POWER
 NUMBER OF
   SHARES           4,736,254
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    4,736,254

              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,736,254

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2%

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14   TYPE OF REPORTING PERSON*

         CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

         (a)

         (b) The address of the Company's principal executive office is GlaxoSmithKline House, 980 Great West Road, Brentford, Middlesex TW8 9GS, England.

         (c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

         (d)

         (e)

         (f)

Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction.



Item 5.  Interest in Securities of the Issuer.

            (a)  Amount and Percent Beneficially Owned

                  Registered Name                                               No. Shares       Percent
                  ---------------                                               ----------       -------
                  Affymax N.V                                                   1,765,214
                  Affymax Technologies N.V                                        269,920
                  GlaxoSmithKline Holdings (Americas) Inc.                      2,514,458
                  GlaxoSmithKline Services Unlimited (1)(2)                       186,662
                                                                                ---------
                                                                                4,736,254          8.2%


(1) Shares previously held of record by Mr. Hurt and Dr. Ross are now registered in the name of the beneficial owner, GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc).

(2) On October 1, 2001, Glaxo Wellcome plc changed its name to GlaxoSmithKline Services plc. On March 27, 2002, GlaxoSmithKline Services plc became a "Limited" company and changed its name to GlaxoSmithKline Services Limited. On March 28, 2002, GlaxoSmithKline Services Limited became an "Unlimited" company and changed its name to GlaxoSmithKline Services Unlimited.

         (b)

         (c) Subsequent to Amendment No. 5, the Company sold 3,000,000 shares on the open market as follows:

                                                                   Average Price
         Transaction Date                   No. Shares              $ Per Share
         ----------------                   ----------              -----------
                  May 15, 2002              1,600,000                 25.8034
                  May 16, 2002                605,000                 25.0339
                  May 17, 2002                795,000                 24.5638

         (d)

         (e)


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  May 20, 2002                GLAXOSMITHKLINE PLC


                                    By: /s/ Donald F. Parman
                                            -----------------------------
                                            DONALD F. PARMAN
                                            Authorized Representative

                                   SCHEDULE I

                                                       Principal
                                                       Occupation
Name                       Business Address            or Employment            Nationality
----                       ----------------            -------------            -----------
BOARD OF DIRECTORS

Sir Francis Roger Hurn     Marconi plc                 Company Director         British
                           One Bruton Street
                           London, England
                           W1X 8AQ

Dr. Jean-Pierre Garnier    One Franklin Plaza          Chief Executive Officer  French/USA
                           Philadelphia, PA
                           19102

John D. Coombe             GlaxoSmithKline House       Chief Financial Officer  British
                           980 Great West Road
                           Brentford, Middlesex
                           England TW8 9GS

Paul Allaire               PO Box 1600                 Company Director         USA
                           Stamford, CT
                           06904

Dr. Michele Barzach        Sante International         Health Strategy          French
                           2 Rue Cognac-Jay            Consultant
                           Paris, France
                           75007

Sir Christopher Hogg       Reuters Holdings plc        Company Director         British
                           85 Fleet Street
                           London, England
                           EC4P 4AJ

Sir Peter Job              Reuters Holdings plc        Company Director         British
                           85 Fleet Street
                           London, England
                           EC4P 2DB

John McArthur              140 Old Connecticut Path    Company Director         Canadian
                           Wayland, MA
                           01778

Donald McHenry             IRC Group                   Company Director         USA
                           1320 19TH Street NW
                           Suite 410

                           Washington, DC
                           20036

Sir Ian Prosser            20 North Audley Street      Company Director         British
                           London, England
                           W1Y 1WE

Dr. Ronaldo Schmitz        34 Berkeley Square          Company Director         German
                           London, England
                           W1J 5AA

Dr. Lucy Shapiro           Stanford University         Professor                USA
                           School of Medicine
                           279 Campus Drive
                           Stanford, CA
                           94305-5329

COMPANY SECRETARY

Simon M. Bicknell          GlaxoSmithKline House       Company Secretary        British
                           980 Great West Road
                           Brentford, Middlesex
                           England TW8 9GS

CORPORATE EXECUTIVE TEAM

Jean-Pierre Garnier        One Franklin Plaza          Chief Executive          French/USA
                           Philadelphia, PA            Officer
                           19102

Rupert M. Bondy            GlaxoSmithKline House       Senior Vice President    British
                           980 Great West Road         and General Counsel
                           Brentford, Middlesex
                           England TW8 9GS

Ford Calhoun               One Franklin Plaza          Senior Vice President    USA
                           Philadelphia, PA            Information Technology
                           19102

John D. Coombe             GlaxoSmithKline House       Chief Financial          British
                           980 Great West Road         Officer
                           Brentford, Middlesex
                           England TW8 9GS

Robert A. Ingram           5 Moore Drive               Chief Operating          USA
                           Research Triangle Park      Officer & President
                           NC  27709                   Pharmaceutical
                                                       Operations

Dr. James B. Palmer        5 Moore Drive               Senior Vice President    British
                           Research Triangle Park      New Product Development

                           NC  27709                   Pharmaceuticals R&D

Daniel J. Phelan           One Franklin Plaza          Senior Vice President    USA
                           Philadelphia, PA            Human Resources
                           19102

Howard Pien                One Franklin Plaza          President                USA
                           Philadelphia, PA            Pharmaceuticals
                           19102                       International

David M. Stout             5 Moore Drive               President                USA
                           Research Triangle Park      U.S. Pharmaceuticals
                           NC  27709

Tim Tyson                  5 Moore Drive               President                USA
                           Research Triangle Park      Global Manufacturing
                           NC  27709                   & Supply

Christopher Viehbacher     100 rue de Versailles       President                German/
                           78163 Marly-Le-Roi          Pharmaceuticals          Canadian
                           Cedex, France               Europe

Dr. Tadataka Yamada        709 Swedeland Road          Chairman                 USA
                           King of Prussia, PA         Research & Development
                           19406

Jennie Younger             GlaxoSmithKline House       Senior Vice President    British
                           980 Great West Road         Corporate Communications
                           Brentford, Middlesex        & Community Partnerships
                           England TW8 9GS

Jack Ziegler               One Franklin Plaza          President                USA
                           Philadelphia, PA            Consumer Healthcare
                           19102